UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 20 May, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 20 May 2025: Sasol hosts Capital Markets Day and the Sasol Limited Board approves a change in dividend policy

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company or the Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing or the Debt issuer)

SASOL HOSTS CAPITAL MARKETS DAY AND THE SASOL LIMITED BOARD APPROVES A CHANGE IN DIVIDEND POLICY

Capital markets day

Sasol Limited is hosting a Capital Markets Day today, 20 May 2025, to provide an update on its strategy aimed at strengthening the foundation business and positioning the Group for growth and transformation.

The update on the strategy focuses on plans to:
- Restore the Southern Africa value chain;
- Reset the International Chemicals business;
- Grow and Transform the business; and
- Progress the emissions reduction commitments aligned to Sasol's Emissions Reduction Roadmap (ERR).

These plans are underpinned by a robust financial framework aimed at delivering value, reducing debt, and restoring shareholder returns.

The live webcast presentation will commence at 10:00 SAST. To access the webcast, please register using the following link: https://evolve.eventoptions.co.za/register/sasolcmdvirtual/single

Presentation materials will be available on Sasol's website at https://www.sasol.com/index.php/investor-centre/capital-markets-day

A recording of the webcast will be made available online following the event.

Change in dividend policy

Shareholders are advised that the Sasol Limited Board of Directors ("the Board") has approved a revision to the Company's dividend policy.

Previously, Sasol's dividend policy included a dividend trigger based on achieving a sustainable net debt below US$4 billion (excluding leases). The Board has approved the adjustment to the dividend trigger to a threshold of net debt sustainably below US$3 billion (excluding leases).

All other elements of the dividend policy remain unchanged.

This revised policy is considered a prudent step, better aligned with the prevailing volatility in the macro-economic environment and Sasol's commitment to maintaining a resilient balance sheet and ensuring sustainable future shareholder returns.

20 May 2025

Equity sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 May 2025

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary